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EXHIBIT 99.32



Contact:      Jerry B. Hook, Ph.D.                Ronald H. Spair

              Chairman, President & CEO           Senior Vice President & CFO

              Sparta Pharmaceuticals, Inc.        Sparta Pharmaceuticals, Inc.

              (215) 442-1700, Ext. 205            (215) 442-1700, Ext. 207



FOR IMMEDIATE RELEASE



                Sparta Returns to Original Nasdaq Trading Symbols



Horsham, PA, June 11, 1998, Sparta Pharmaceuticals, Inc. (NASDAQ: SPTA, SPTAU, SPTAW, SPTAZ and SPTAL) announced today that the Nasdaq trading symbols for the Company have returned to their original SPTA, SPTAU, SPTAW, SPTAZ and SPTAL. Three temporary symbols (SPTAD, SPTLD and SPTUD) were in effect for 20 business days in response to a reverse stock split which occurred on May 13, 1998.



Sparta is a development stage pharmaceutical company engaged in the business of acquiring rights to, and developing for commercialization, technologies and drugs for the treatment of a number of life threatening diseases including cancer, cardiovascular disorders, chronic metabolic diseases and inflammation. The Company has focused on acquiring compounds that have been previously tested in humans and animals and technologies that may improve the delivery or effectiveness of previously tested, and in some cases marketed, drugs. Sparta's portfolio of compounds in development includes four potential oncology products and one for the treatment of Type II diabetes in clinical trials and an emerging platform technology in recombinant and small molecule protease inhibitors.

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